Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002
			($ in millions)
Earnings:
Income from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$4,725	$4,502	$3,357	$1,965	$89
Undistributed income (loss) of investees accounted for under the equity method	101	306	116	94	(37)
Interest capitalized	—	—	—	—	8

Adjusted earnings	4,624	4,196	3,241	1,871	118

Add fixed charges:

Interest credited to policyholders’ account balances	2,917	2,699	2,359	1,857	1,869
Gross interest expense(1)	1,161	775	492	403	435
Interest component of rental expense	58	64	66	103	150

Total fixed charges	4,136	3,538	2,917	2,363	2,454

Total earnings plus fixed charges	$8,760	$7,734	$6,158	$4,234	$2,572

Ratio of earnings to fixed charges	2.12	2.19	2.11	1.79	1.05

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.